SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the quarter ended December 31, 2015

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT

2

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)
(unaudited)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2015	2014	2015	2014
Revenues
Subscription		$33,911	$20,083	$64,378	$37,259
Maintenance		53,508	38,451	103,862	73,203
Perpetual license		15,645	14,321	31,146	27,238
Other		6,642	2,971	12,142	6,048
Total revenues	11	109,706	75,826	211,528	143,748
Cost of revenues (1) (2)		18,473	12,354	34,893	24,200
Gross profit		91,233	63,472	176,635	119,548
Operating expenses
Research and development (1)		47,846	31,543	93,306	60,768
Marketing and sales (1) (2)		21,713	16,988	37,975	28,985
General and administrative (1)		18,307	10,821	34,909	23,241
Total operating expenses		87,866	59,352	166,190	112,994
Operating income		3,367	4,120	10,445	6,554
Other non-operating income (expense), net		(181)	(908)	(784)	(2,127)
Finance income		123	81	169	154
Finance costs		(49)	(16)	(57)	(32)
Income before income tax benefit		3,260	3,277	9,773	4,549
Income tax benefit	5	1,805	1,734	374	4,045
Net income		$5,065	$5,011	$10,147	$8,594
Net income attributable to:
Owners of Atlassian Corporation Plc		$5,065	$5,011	$10,147	$8,594
Net income per share attributable to ordinary shareholders:
Basic	10	$0.03	$0.03	$0.06	$0.05
Diluted	10	$0.03	$0.03	$0.06	$0.05
Weighted-average shares outstanding used to compute net income per share attributable to ordinary shareholders:
Basic	10	160,328	144,008	152,168	144,008
Diluted	10	165,730	145,493	155,576	145,493

(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$1,301	$739	$2,507	$1,191
Research and development	7,777	6,181	13,698	10,813
Marketing and sales	3,064	1,784	5,806	2,926
General and administrative	2,910	953	7,137	2,653

(2)Amounts include amortization of acquired intangibles, as follows:

Cost of revenues	$1,830	$1,529	$3,575	$3,151
Marketing and sales	22	8	43	16
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Net income	$5,065	$5,011	$10,147	$8,594
Other comprehensive income:
Foreign currency translation adjustment	(133)	23	(170)	(16)
Net change in unrealized gain (loss) on available-for-sale investments	(72)	—	(72)	—
Net other comprehensive income (loss) after tax that will be reclassified to profit or loss in subsequent periods	(205)	23	(242)	(16)
Total comprehensive income	$4,860	$5,034	$9,905	$8,578
Total comprehensive income attributable to:
Owners of Atlassian Corporation Plc	$4,860	$5,034	$9,905	$8,578

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		December 31, 2015	June 30, 2015
	Notes
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	9	$570,268	$187,094
Short-term investments		111,718	30,251
Trade and other receivables	6	18,273	13,371
Current tax receivables		6,857	939
Prepaid expenses and other current assets		6,792	6,976
Total current assets		713,908	238,631
Non-current assets:
Property and equipment, net	7	41,202	41,948
Deferred tax assets		130,297	81,519
Goodwill	8	7,110	7,152
Intangible assets, net	8	17,402	21,099
Other non-current assets		5,812	6,812
Total non-current assets		201,823	158,530
Total assets		$915,731	$397,161
Liabilities
Current liabilities:
Trade and other payables	9	$41,999	$52,636
Current tax liabilities		69	973
Provisions		3,571	3,314
Deferred revenue		145,217	131,231
Total current liabilities		190,856	188,154
Non-current liabilities:
Deferred tax liabilities		5,515	4,919
Provisions		1,898	1,873
Deferred revenue		5,600	5,334
Other non-current liabilities		7,228	6,827
Total non-current liabilities		20,241	18,953
Total liabilities		$211,097	$207,107
Equity
Share capital		$21,213	$18,461
Share premium		438,487	5,744
Other components of equity		38,952	39,194
Share-based payments reserve		180,933	111,753
Retained earnings		25,049	14,902
Total equity		$704,634	$190,054
Total liabilities and equity		$915,731	$397,161
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(U.S. $ in thousands)
(unaudited)

				Other components of equity
	Notes	Share capital	Share premium	Capital redemption reserve	Merger reserve	Foreign currency translation reserve	Available-for-sale reserve	Share-based payments reserve	Retained earnings	Total equity
Balance as of July 1, 2015		$18,461	$5,744	$98	$34,943	$4,153	$—	$111,753	$14,902	$190,054
Net income		—	—	—	—	—	—	—	10,147	10,147
Other comprehensive loss		—	—	—	—	(170)	(72)	—	—	(242)
Total comprehensive income		—	—	—	—	(170)	(72)	—	10,147	9,905
Issuance of ordinary shares upon initial public offering, net of offering costs		2,200	429,273	—	—	—	—	—	—	431,473
Issuance of ordinary shares upon exercise of share options, net of early exercise	12	386	3,116	—	—	—	—	—	—	3,502
Vesting of early exercised shares	12	24	354	—	—	—	—	—	—	378
Issuance of ordinary shares for settlement of restricted share units (RSUs)	12	142	—	—	—	—	—	(142)	—	—
Shares withheld related to net share settlement of RSUs		—	—	—	—	—	—	(5,395)	—	(5,395)
Share-based payment		—	—	—	—	—	—	29,148	—	29,148
Tax benefit from share plans		—	—	—	—	—	—	45,569	—	45,569
		2,752	432,743	—	—	—	—	69,180	—	504,675
Balance as of December 31, 2015		$21,213	$438,487	$98	$34,943	$3,983	$(72)	$180,933	$25,049	$704,634

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)
(U.S. $ in thousands)
(unaudited)

				Other components of equity
	Notes	Share capital	Share premium	Capital redemption reserve	Merger reserve	Foreign currency translation reserve	Available-for-sale reserve	Share-based payments reserve	Retained earnings	Total equity
Balance as of July 1, 2014		$18,190	$2,677	$98	$34,943	$4,035	$—	$57,259	$8,127	$125,329
Net income		—	—	—	—	—	—	—	8,594	8,594
Other comprehensive income		—	—	—	—	(16)	—	—	—	(16)
Total comprehensive income		—	—	—	—	(16)	—	—	8,594	8,578
Exercise of share options, net of early exercise		69	671	—	—	—	—	—	—	740
Vesting of early exercised shares		33	531	—	—	—	—	—	—	564
Share-based payment		—	—	—	—	—	—	17,583	—	17,583
Tax benefit from share plans		—	—	—	—	—	—	4,338	—	4,338
		102	1,202	—	—	—	—	21,921	—	23,225
Balance as of December 31, 2014		$18,292	$3,879	$98	$34,943	$4,019	$—	$79,180	$16,721	$157,132

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Operating activities
Income before income tax	$3,260	$3,277	$9,773	$4,549
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation and amortization	5,372	3,551	9,906	7,139
Net loss on disposal of property and equipment	137	7	137	7
Net unrealized foreign currency (gain) loss	(130)	541	434	1,451
Share-based payment expense	15,052	9,657	29,148	17,583
Change in fair value of contingent consideration	—	—	—	(155)
Interest income	(123)	(81)	(169)	(154)
Changes in assets and liabilities:
Trade and other receivables	(4,552)	2,303	(4,314)	(724)
Prepaid expenses and other current assets and other non-current assets	1,850	212	(28)	(88)
Trade and other payables, provisions and other non-current liabilities	5,962	7,705	(4,742)	(1,834)
Deferred revenue	7,551	8,466	14,252	17,509
Interest received	23	52	106	107
Income tax paid, net of refunds	(2,503)	(1,203)	(8,200)	(1,249)
Net cash provided by operating activities	31,899	34,487	46,303	44,141
Investing activities
Business combinations, net of cash acquired	—	(135)	—	(3,335)
Purchases of property and equipment	(3,133)	(8,760)	(9,288)	(13,938)
Purchases of intangible assets	—	—	—	(900)
Purchases of short-term investments and deposits	(112,243)	(82)	(116,643)	(19,318)
Proceeds from maturities of short-term investments and deposits	15,040	159	34,622	19,527
Payment of deferred consideration	—	—	(1,025)	—
Net cash used in investing activities	(100,336)	(8,818)	(92,334)	(17,964)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs	433,192	—	431,447	—
Proceeds from exercise of share options, including early exercised options	2,291	286	3,502	740
Employee payroll taxes paid related to net share settlement of equity awards	(5,395)	—	(5,395)	—
Net cash provided by financing activities	430,088	286	429,554	740
Effect of exchange rate changes on cash and cash equivalents	285	(415)	(349)	(1,111)
Net increase in cash and cash equivalents	361,936	25,540	383,174	25,806
Cash and cash equivalents at beginning of period	208,332	117,032	187,094	116,766
Cash and cash equivalents at end of period	$570,268	$142,572	$570,268	$142,572
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
1. Corporate Information
Atlassian Corporation Plc (the “Company”) is a public company limited by shares, incorporated and registered in the United Kingdom. The registered office of the Company and its subsidiaries (together, “Atlassian”, “Group”, “our”, or “we”) is located at Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP.
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our products include JIRA for team planning and project management, Confluence for team content creation and sharing, HipChat for team messaging and communications, Bitbucket for team code sharing and management and JIRA Service Desk for team services and support applications.
2. Summary of Significant Accounting Policies
Basis of Preparation
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and in compliance with International Accounting Standard 34. This includes all standards issued by the International Accounting Standards Board and related interpretations issued by the IFRS Interpretations Committee. The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities that have been measured at fair value through profit or loss.
Certain information and disclosures normally included in the notes to annual financial statements have been condensed or omitted. The Group believes that the condensed information and disclosures made are adequate and that the information gives a true and fair view. The information included in this quarterly report on Form 6-K should be read in conjunction with the Group's audited consolidated IFRS financial statements for the year ended June 30, 2015 and accompanying notes included in our prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on December 10, 2015 (the “Prospectus”).
All amounts included in the unaudited interim consolidated financial statements are reported in thousands of U.S. dollars ($ in thousands) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The accompanying consolidated statements of financial position as of December 31, 2015, the consolidated statements of operations, comprehensive income, and cash flows for the three and six months ended December 31, 2015 and 2014, and the consolidated statements of changes in equity for the six months ended December 31, 2015 and 2014 and related footnote information are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Group's financial position as of December 31, 2015, and the results of operations and cash flows for the three and six months ended December 31, 2015 and 2014. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month and six month periods are unaudited. The results of the three and six months ended December 31, 2015 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year.
Contributions to the Atlassian Foundation, our charitable foundation, have been reclassified for previously reported periods to conform to the current period presentation on the consolidated statements of operations. Such contributions, which were previously included in general and administrative operating expense, have been included in other non-operating income (expense), net. This change in classification had no impact on net income or cash flows for any period.
The accompanying unaudited interim consolidated financial statements were prepared based on the same accounting policies as those applied and described in the Group's consolidated financial statements as of June 30, 2015. There have been no changes to the Group's significant accounting policies described in the Prospectus that have had a material impact on the unaudited interim consolidated financial statements and related notes.

Initial Public Offering
In December 2015, we completed our initial public offering (“IPO”) in which we issued and sold 22 million Class A ordinary shares at a public offering price of $21.00 per share. We received net proceeds of $431.4 million after deducting underwriting discounts and commissions of $25.4 million and other offering expenses of approximately $5.1 million. Upon the closing of our IPO, all then-outstanding Series A preference shares automatically converted into an aggregate of 12.4 million Class A ordinary shares, all then-outstanding restricted shares automatically converted into an aggregate of 17.2 million Class A ordinary shares and all then-outstanding Series B preference shares automatically converted into an aggregate of 15.0 million Class B ordinary shares.
Use of Estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.
3. Investments
As of December 31, 2015, the Group's investments consisted of the followin:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)
Investments
U.S. treasury securities	$43,635	$—	$(17)	$43,618
U.S. agency securities	5,246	4	—	5,250
Certificates of deposit and time deposits	4,883	—	(137)	4,746
Corporate debt securities	62,890	8	(66)	62,832
Total investments	$116,654	$12	$(220)	$116,446
As of December 31, 2015, the Group had $111.7 million of investments which were classified as short-term investments on the Group's statement of financial position. Of the total short-term investment balance at December 31, 2015, $44.6 million had an original maturity date greater than three months but less than 12 months and $67.1 million had an original maturity date of greater than 12 months but less than 24 months. Additionally, the Group had certificates of deposit and time deposits totaling $4.7 million which were classified as long-term and were included in other non-current assets on the Group's statement of financial position.

As of December 31, 2015, the Group's unrealized losses on its certificates of deposit and time deposits included an unrealized loss due to changes in foreign currency exchange rates totaling approximately $0.1 million.

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition and the classification depends on the purpose for which the investments were acquired. In the case of assets classified as held-to-maturity, management re-evaluates this designation at the end of each reporting period.

As of December 31, 2015, the Group's short-term investments were classified as available-for-sale financial assets.

As of June 30, 2015, the Group’s short-term investments exclusively comprised of term deposits that matured within one year. Those investments were classified as held-to-maturity and recorded at amortized cost.

The table below summarizes the Group's investments by contractual maturity:

	As of December 31, 2015	As of June 30, 2015
	(in thousands)
Recorded as follows:
Due in one year or less	$58,092	$34,651
Due after one year	58,354	344
Total investments	$116,446	$34,995

Fair value measurements
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
IFRS 13, Fair value measurement, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
(a)    Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2)

(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3)
The fair value of financial instruments traded in active markets is included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to measure the fair value an instrument are observable, the instrument is included in Level 2.
If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The Group estimated the fair value of the acquisition-related contingent consideration using a probability-weighted discounted cash flow model. This fair value was based on significant inputs not observed in the market and, thus, represents all Level 3 inputs. The significant unobservable inputs include management's evaluation of the probabilities of certain outcomes as well as management's forecasts used as inputs to the discounted cash flow model.
Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Group's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability. For assets and liabilities that are recognized at fair value, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

The following table presents the Group's financial assets and liabilities measured and recognized at fair value as of December 31, 2015, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(in thousands)
Description
Cash and cash equivalents:
Money market funds	$366,096	$—	$—	$366,096
U.S. agency securities	—	19,596	—	19,596
Corporate debt securities	—	2,107	—	2,107
Certificates of deposit and time deposits	—	15,064	—	15,064
Investments:
U.S. treasury securities	—	43,618	—	43,618
U.S. agency securities	—	5,250	—	5,250
Certificates of deposit and time deposits	—	4,746	—	4,746
Corporate debt securities	—	62,832	—	62,832
Total assets	$366,096	$153,213	$—	$519,309
The Group had no financial assets or liabilities measured at fair value on a recurring basis as of June 30, 2015.

4. Expenses
Income before income tax benefit included the following expenses:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
	(in thousands)
Depreciation:
Equipment	$181	$124	$380	$225
Computer hardware and software	2,363	1,155	4,117	2,377
Furniture and fittings	176	60	332	110
Leasehold improvements	800	675	1,459	1,260
Total depreciation	$3,520	$2,014	$6,288	3,972
Amortization:
Patents and trademarks	8	8	16	16
Customer relationships	14	—	27	—
Software	1,830	1,529	3,575	3,151
Total amortization	$1,852	$1,537	$3,618	3,167
Total depreciation and amortization	$5,372	$3,551	$9,906	$7,139
Employee benefits expense:
Salaries and wages	35,124	23,633	67,497	45,702
Variable compensation	3,356	2,308	6,240	4,386
Payroll taxes	3,266	1,436	5,528	3,033
Share-based payment expense	15,052	9,657	29,148	17,583
Defined contribution plan expense	2,140	1,532	4,393	3,045
Contractor expense	5,195	5,527	10,715	10,499
Other	7,001	3,466	14,652	8,216
Total employee benefits expense	$71,134	$47,559	$138,173	$92,464
5. Income Tax
The Group reported a tax benefit of $0.4 million on pretax income of $9.8 million and a tax benefit of $4.0 million on pretax income of $4.5 million for the six months ended December 31, 2015 and 2014, respectively. The Group's effective tax rate substantially differed from the United Kingdom income tax rate of 20% primarily due to the recognition of significant permanent differences during the six months ended December 31, 2015 and 2014. These significant permanent differences included non-assessable non-operating income, foreign tax credits not utilized, nondeductible share-based payment expense, research and development incentives and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate (Australia and the United States).

6. Trade and Other Receivables
The Group's trade and other receivables consisted of the following:

	As of December 31, 2015	As of June 30, 2015
	(in thousands)
Trade receivables	$13,334	$11,854
Provision for impairment of receivables	—	(107)
	13,334	11,747
Accrued interest income	519	73
Other receivables	4,420	1,551
Total trade and other receivables—current	$18,273	$13,371
As of December 31, 2015, one customer individually accounted for more than 10% of the total trade receivables balance. This customer, a channel partner, represented 13% of total trade receivables as of December 31, 2015. As of June 30, 2015, one customer individually accounted for more than 10% of the total trade receivables balance. This customer, a channel partner, represented 11% of total trade receivables as of June 30, 2015.
Impaired trade receivables
As of December 31, 2015 and June 30, 2015, the Group had a provision for impaired receivables of $0 and $107,000, respectively. The aging of these receivables is as follows:

	As of December 31, 2015	As of June 30, 2015
	(in thousands)
Three to six months	$—	$105
Over six months	—	2
	$—	$107
The movements in the provision for impairment of receivables were as follows:

(in thousands)
As of June 30, 2015	$107
Charge for the period	—
Unused amount reversed	(107)
As of December 31, 2015	$—

7. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements	Total
	(in thousands)
As of December 31, 2015
Opening net book amount	$1,260	$24,774	$2,807	$13,107	$41,948
Effect of change in exchange rates	(1)	(5)	—	(4)	(10)
Additions	628	1,117	152	3,811	5,708
Disposals	(16)	(140)	—	—	(156)
Depreciation expense	(380)	(4,117)	(332)	(1,459)	(6,288)
Closing net book amount	$1,491	$21,629	$2,627	$15,455	$41,202
As of December 31, 2015
Cost	$2,910	$33,009	$3,735	$22,251	$61,905
Accumulated depreciation	(1,419)	(11,380)	(1,108)	(6,796)	(20,703)
Net book amount	$1,491	$21,629	$2,627	$15,455	$41,202

8. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter.
Goodwill consisted of the following:

Goodwill
(in thousands)
Balance as of June 30, 2015	$7,152
Effect of change in exchange rates	(42)
Balance as of December 31, 2015	$7,110
There was no impairment of goodwill during the six months ended December 31, 2015. Through December 31, 2015, there were no indicators of impairment.

Intangible assets
Intangible assets comprise the following:

	Patents, Trademarks and Other Rights	Software	Employee Contracts	Customer Relationships	In-Process R&D	Total
	(in thousands)
As of December 31, 2015
Opening net book amount	$116	$17,662	$—	$101	$3,220	$21,099
Effect of change in exchange rates	—	(79)	—	—	—	(79)
Transfers	—	3,220	—	—	(3,220)	—
Amortization charge	(16)	(3,575)	—	(27)	—	(3,618)
Closing net book amount	$100	$17,228	$—	$74	$—	$17,402
As of December 31, 2015
Cost	$220	$75,870	$3,631	$484	$—	$80,205
Accumulated amortization	(120)	(58,642)	(3,631)	(410)	—	(62,803)
Net book amount	$100	$17,228	$—	$74	$—	$17,402
As of December 31, 2015, no development costs have qualified for capitalization, and all development costs have been expensed as incurred. As of December 31, 2015, the remaining amortization period for software ranged from approximately 1 to 5 years.
9. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of December 31, 2015	As of June 30, 2015
	(in thousands)
Cash and bank deposits	$167,405	$172,062
Time deposits	15,064	15,032
U.S. agency securities	19,596	—
Corporate debt securities	2,107	—
Money market funds	366,096	—
Total cash and cash equivalents	$570,268	$187,094
As of December 31, 2015, $0.4 million of the Group's cash and bank deposits balance were used for the commitment of a standby letter of credit related to one of our facility leases and was not available for the Group's use in its operations.

Trade and other payables
Trade and other payables consisted of the following:

	As of December 31, 2015	As of June 30, 2015
	(in thousands)
Trade payables	$6,796	$10,598
Accrued expenses	16,414	14,915
Corporate bonus plan accrual	5,816	12,156
Retention bonus	2,347	2,243
Sales and indirect taxes	4,020	3,004
Operating lease payable	507	526
Deferred acquisition-related consideration	935	1,025
Other payables	5,164	8,169
	$41,999	$52,636

10. Earnings Per Share
Basic and diluted net income per share attributable to ordinary shareholders is presented in conformity with the two-class method required for participating shares. Upon the closing of our IPO, all then-outstanding Series A preference shares automatically converted into 12.4 million Class A ordinary shares, all then-outstanding restricted shares automatically converted into 17.2 million Class A ordinary shares and all then-outstanding Series B preference shares automatically converted into an aggregate of 15.0 million Class B ordinary shares. The Group considered its then-outstanding Series A preference shares and Series B preference shares to be participating securities. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting, conversion and transfer rights.
Under the two-class method, net income attributable to ordinary shareholders is determined by allocating undistributed earnings, calculated as net income less current period dividends paid to preference shares, between ordinary shares and preference shares based on their respective dividend allocations. Basic earnings per share is computed by dividing the net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potential weighted-average dilutive shares. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method.

A reconciliation of the calculation of basic and diluted earnings per share is as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
	(in thousands, except per share data)
Numerator:
Net income	$5,065	$5,011	$10,147	$8,594
Less: Allocation of undistributed earnings to preference shares—basic	(591)	(802)	(1,397)	(1,375)
Undistributed net income attributable to ordinary shareholders—basic	4,474	4,209	8,750	7,219
Add: Reallocation of undistributed earnings to ordinary shares	17	7	26	12
Undistributed net income attributable to ordinary shareholders—diluted	$4,491	$4,216	$8,776	$7,231
Denominator:
Weighted-average ordinary shares outstanding—basic	160,328	144,008	152,168	144,008
Effect of potentially dilutive shares:
Share options and RSUs	5,402	1,485	3,408	1,485
Weighted-average ordinary shares outstanding—diluted	165,730	145,493	155,576	145,493
Net income per share attributable to ordinary shareholders:
Basic net income per share	$0.03	$0.03	$0.06	$0.05
Diluted net income per share	$0.03	$0.03	$0.06	$0.05

11. Revenues by Geographic Region
The Group's revenues by geographic region are as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
	(in thousands)
Americas	$55,755	$38,163	$108,272	$73,148
EMEA	42,932	30,144	81,829	56,242
Asia Pacific	11,019	7,519	21,427	14,358
	$109,706	$75,826	$211,528	$143,748
Revenues from the United States totaled approximately $50 million and $34 million for the three months ended December 31, 2015 and December 31, 2014, respectively, and totaled approximately $96 million and $65 million for the six months ended December 31, 2015 and December 31, 2014, respectively.
12. Share-based Payments
The Company maintains four share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”), the 2014 Restricted Share Unit Plan (“2014 Plan”), the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”) and the Atlassian UK Employee Share Option Plan (“UK Option Plan”, together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, our board of directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on our IPO, which serves as the successor to the 2014 Plan and the Option Plans and provides for the issuance of incentive and nonstatutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, cash-based awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants. Under the 2015 Plan, a total of 20,700,000 Class A ordinary shares were initially reserved for the issuance of awards, subject to annual increases.
RSU grants generally vest 25% on the one year anniversary and 1/16th on a quarterly basis thereafter.
Prior to our IPO, RSUs issued under the 2014 Plan required the satisfaction of a time-based service condition as well as a liquidity condition, defined as a sale or listing of the Company. The liquidity condition was satisfied upon the IPO. Following the IPO, participants of the 2015 Plan and 2014 Plan must only continue to provide services to a Group entity over the time-based service period to be entitled to the Class A ordinary shares underlying the RSUs. Although no future awards will be granted under the 2014 Plan, it will continue to govern outstanding awards granted thereunder.
The Option Plans allowed for the issuance of options to purchase restricted shares. Effective upon our IPO, all restricted shares automatically converted to Class A ordinary shares and under the Option Plans, the shares underlying the options converted to Class A ordinary shares. Although no future awards will be granted under the Option Plans, they will continue to govern outstanding awards granted thereunder.
Under the Option Plans, share options have a contractual life of seven to ten years and typically follow a standard vesting schedule over a 4 year period: 25% vest after one year and 1/48th monthly vesting for the 36 months thereafter. Individuals must continue to provide services to a Group entity in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months.
RSU and share option activity was as follows:

		Share Options
	Shares Available for Grant	Share Options Outstanding	Weighted Average Exercise Price	Restricted Share Units Outstanding
Balance as of June 30, 2015	3,353,200	16,933,464	$2.11	9,849,221
Increase in shares authorized:
2014 Plan	7,770,000
2015 Plan	20,700,000
RSUs granted	(2,547,571)			2,547,571
RSUs canceled	1,317,514			(1,317,514)
RSUs settled	—			(1,678,611)
Share options exercised	—	(3,860,695)	0.91
Share options canceled	653,050	(653,050)	11.78
2014 Plan shares terminated	(7,119,000)
Option Plans shares terminated	(3,312,292)
Balance as of December 31, 2015	20,814,901	12,419,719	$1.96	9,400,667
Share options vested and exercisable as of June 30, 2015		10,714,451	$1.24
Share options vested and exercisable as of December 31, 2015		8,139,174	$1.54
The 2014 Plan and the Option Plans were terminated in connection with our IPO, and accordingly, no shares are available for issuance under these plans.
The weighted-average remaining contractual life for options outstanding as of December 31, 2015 and June 30, 2015 was 4.3 years and 4.5 years, respectively.
Options exercisable as of December 31, 2015 and June 30, 2015, had a weighted-average remaining contractual life of approximately 3.4 years.

Class B ordinary share option activity was as follows:

	Shares Available for Grant	Outstanding Share Options	Weighted- Average Exercise Price
Balance as of June 30, 2015	—	1,552,500	$0.56
Balance as of December 31, 2015	—	1,552,500	$0.53
Class B ordinary share options exercisable as of December 31, 2015 and June 30, 2015 had a weighted-average remaining contractual life of approximately 2.3 years and 2.8 years, respectively. Class B ordinary share options are denominated in Australian dollars. The weighted-average exercise price decreased during the six months ended December 31, 2015, reflecting the appreciation of the U.S. dollar compared to the Australian dollar.
All share-based payments are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four-year vesting period of the award).
The weighted-average grant date fair value of the RSUs issued during the six months ended December 31, 2015 was $19.97 per share.
There were no share options granted during the six months ended December 31, 2015 and 2014.
As of December 31, 2015, the Group had an aggregate of $84.7 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average period of 1.3 years.
Shares subject to repurchase
As determined by the board of directors, the Company allows certain individuals to early exercise share options. The Company retains the right to repurchase, at the original exercise price, any unvested (but issued) shares during the repurchase period following employee termination. The consideration received for the early exercise of share options is recorded as a liability and reclassified into equity as the awards vest.
Outstanding shares as of December 31, 2015 and June 30, 2015 included 268,751 shares with a corresponding grant date fair value of $0.7 million and 505,859 shares with a corresponding grant date fair value of $1.1 million, respectively, which were subject to repurchase as they were early exercised and unvested. There were no early exercised options during the six months ended December 31, 2015. Amounts reclassified into contributed equity during the six months ended December 31, 2015 and the fiscal year ended June 30, 2015 as a result of the vesting of the early exercised shares was $0.2 million and $1.0 million, respectively.
13. Related Party Transactions
During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This quarterly report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may", "will", "should", "expects", "plans", "anticipates", "could", "intends", "target", "projects", "contemplates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this quarterly report include, but are not limited to, statements about:

•	our future financial performance, including our revenues, cost of revenues, gross profit or gross margin and operating expenses;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to increase the number of customers using our software;

•	our ability to attract and retain customers to use our products and solutions;

•	our ability to successfully expand in our existing markets and into new markets;

•	our ability to effectively manage our growth and future expenses;

•	our ability to maintain, protect and enhance our intellectual property;

•	our future profitability;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel; and

•	future acquisitions of or investments in complementary companies, products, services or technologies.
          We caution you that the foregoing list may not contain all of the forward-looking statements made in this quarterly report.
          You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this quarterly report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in "Risk Factors" and elsewhere in this quarterly report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this quarterly report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
          The forward-looking statements made in this quarterly report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this quarterly report to reflect events or circumstances after the date of this quarterly report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this quarterly report and our final prospectus filed with the SEC on December 10, 2015 pursuant to rule 424(b) of the Securities Act of 1933, as amended. As discussed in the section titled “Special Note Regarding Forward-Looking Statements,” the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” in this quarterly report.
Overview
Our mission is to unleash the potential in every team.
Our products help teams organize, discuss and complete their work—delivering superior outcomes for their organizations.
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include JIRA for planning and project management; Confluence for content creation and sharing; HipChat for messaging and communications, Bitbucket for code sharing and management; and JIRA Service Desk for service and support applications.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online, we do not follow the common practice of opaque pricing and discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry or geography.
To reach this expansive market, we distribute and sell our products online without traditional sales infrastructure where our customers can get started in minutes without the need for assistance. We focus on enabling a self-service, low-friction model that makes it easy for customers to try, adopt and use our products. By making our products simple, powerful and easy to adopt and afford, we generate demand from word-of-mouth and viral expansion within organizations.
Our culture of innovation, transparency and dedication to customer service drives our success in implementing and refining this unique approach. We believe this approach creates a self-reinforcing effect that fosters innovation, quality, customer happiness, scale and profitability. As a result of this strategy, we invest significantly more in research and development activities than in traditional sales activities relative to other enterprise software companies.
As of December 31, 2015, we had 54,262 customers (organizations that have at least one active and paid license or subscription as of period end, for which they paid more than $10 per month). No single customer contributed more than 1% of our total revenues during the six months ended December 31, 2015.
A substantial majority of our sales are automated through our website, including sales of our products through channel partners and resellers with a focus on customers in regions that require local language support. Sales through indirect channels comprised approximately 25% of total revenues for fiscal 2015. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
We generate revenues primarily in the form of perpetual license, maintenance, subscriptions and other sources. Customers typically pay us 100% of the initial perpetual license fee as maintenance revenue annually, beginning in the first year. Maintenance provides our customers with access to new product features and customer support. Maintenance revenue combined with a growing subscription revenue business, through our cloud and data center products, results in a large recurring revenue base. In each of the past three fiscal years and in the six months ended December 31, 2015, more than 75% of our total revenues have been of a recurring nature from either maintenance fees or subscriptions.

We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. For example, as of December 31, 2015, June 30, 2015, 2014 and 2013, we had 1,514, 1,259, 769 and 533 employees, respectively.
Key Business Metrics
We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.
Customers
We have successfully demonstrated a history of growing both our customer base and spend per customer through growth in users, purchase of new licenses and adoption of new products. We believe that our ability to attract new customers and grow our customer base drives our success as a business.
We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid more than $10 per month. While a single customer may have multiple internal and external communities to support distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. The number of customers does not include any organizations, identified by unique domain names, that have only adopted our free products or licenses that pay us $10 per month or less. Including organizations who have only adopted our free products or licenses that pay us $10 per month or less, the active use of our products extends beyond our 54,262 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customers.
The following table sets forth our number of customers:

	As of
	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
Customers	29,958	32,407	35,002	37,250	40,070	42,780	45,640	48,622	51,636	54,262
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures.

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
	($ in thousands)
Net cash provided by operating activities	$31,899	$34,487	$46,303	$44,141
Less: Capital expenditures	(3,133)	(8,760)	(9,288)	(14,838)
Free cash flow	$28,766	$25,727	$37,015	$29,303
Net cash provided by operating activities decreased from $34.5 million during the three months ended December 31, 2014 to $31.9 million during the three months ended December 31, 2015, however free cash flow increased by $3.0 million during the three months ended December 31, 2015 as a result of decreases in purchases of property and equipment as compared to the prior period.

Net cash provided by operating activities increased from $44.1 million during the six months ended December 31, 2014 to $46.3 million during the six months ended December 31, 2015, and free cash flow increased by $7.7 million during the six months ended December 31, 2015 as a result of decreases in the purchase of property and equipment as compared to the prior period.
The timing of certain capital expenditures, such as investments in our facilities and our data centers, that we had initially planned to occur in the three months ending December 31, 2015, we now expect to occur in the remaining six months of fiscal year 2016. We expect an increase in capital expenditures in future periods as a result of continued office build-outs and data center investments as we scale our operations. The timing of purchases of property and equipment may vary with business needs from period to period.
For more information about free cash flow see “Non-IFRS Financial Results“.
Components of Results of Operations
Sources of Revenues
We primarily derive our revenues from subscription, perpetual license, maintenance and other sources.
Subscription revenues
Subscription revenues consist of fees earned from subscription-based arrangements for providing customers the right to use software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for software licensed for a specified period, which includes support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. Subscription fees are generally non-refundable regardless of the actual use of the service. We recognize subscription revenue ratably as the services are delivered over the term of the contract, commencing with the date the service is made available to customers and all other revenue recognition criteria are met.
Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer's premises. Software is licensed on a perpetual basis, subject to a standard licensing agreement. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers, increases in the number of users within an existing customer and additional licenses to existing customers. We recognize revenue on the license portion of perpetual license arrangements on the date of product delivery in substantially all situations.
In the first year of a perpetual license, we receive maintenance revenues that are equal to the upfront cost of the license. For example, a new Confluence Server license for 25 users would cost $600 plus $600 for the first year of maintenance. After the first year, customers may renew software maintenance for an additional 12 months for $600.
Maintenance revenues
Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. The first year of maintenance is purchased concurrently with the purchase of our perpetual licenses, and subsequent renewals extend for an additional year in most cases. Maintenance services are priced as a percentage of the total product sale, and a substantial majority of customers elect to renew software support contracts annually at our standard list maintenance renewal pricing for their software products. Maintenance revenue is recognized ratably over the term of the support period.
Other revenues
Other revenues include fees received for sales of third-party add-ons and extensions in the Atlassian Marketplace and for training services. Revenue from the sale of third-party vendor products via Atlassian Marketplace is recognized net of the vendor liability portion, as we function as the agent in the relationship. Our portion of revenue on third-party sales is typically 25% and is recognized at the date of product delivery given that all of our obligations have been met at that time. Revenue from training is recognized as delivered or as the rights to receive training expire.

Cost of Revenues
Cost of revenues primarily consists of employee-related costs, including share-based payment expense, associated with our customer support organization and data center operations, expenses related to hosting our cloud infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software, payment processing fees, amortization of product technologies and related overhead. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers in which we manage our own network equipment and systems. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
We intend to continue to invest additional resources in our cloud-based infrastructure and services. The timing of these expenses will affect our cost of revenues in the affected periods.
Our cost of revenues also includes amortization of acquired intangible assets, such as the amortization of the cost associated with an acquired company's research and development efforts and software. We expect this expense to increase if we acquire more companies.
Gross Profit and Gross Margin
Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. We expect that our gross margin may fluctuate from period to period as a result of changes in product and services mix.
Over time, we expect the revenue from our cloud subscription business to grow as a percentage of total revenues. As a result, the cost of hosting fees to third-party managed hosting facilities and self-managed data centers as a percentage of revenues will increase, which may affect our gross margin.
Operating Expenses
Our operating expenses are classified as research and development, marketing and sales, and general and administrative. For each functional category, the largest component is employee and labor-related expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs and contractor costs. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category.
We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We recognize our share-based payments as an expense in the statement of operations based on their fair values and vesting periods. These charges have been significant in the past, and we expect that they will increase as we hire more employees and seek to retain existing employees.
We adhere to the accelerated method of expense recognition for share-based awards subject to graded vesting (i.e., when portions of the award vest at different dates throughout the vesting period). For example, for a grant vesting over four years, we treat the grant as multiple awards (sometimes referred to as “tranches”) and recognize the cost on a straight-line basis separately for each tranche. This results in the majority of the grant's share-based payment expense being recognized in the first year of the grant rather than equally per year under a straight-line expense methodology.
We began granting restricted share units ("RSUs") in 2014. Prior to our initial public offering ("IPO"), we granted RSUs with both a time-based service condition and a liquidity condition. The time-based service condition for substantially all of these awards is satisfied over four years. The liquidity condition was satisfied upon the effectiveness of the registration statement related to our IPO. Pursuant to IFRS, we estimate the fair value of each award at the date of grant and recognize expense over the service period rather than starting expense recognition upon a liquidity event, as is the case under generally accepted accounting principles adopted in the United States (“GAAP”).
During the three and six months ended December 31, 2015, we recognized share-based payment expense of $15.1 million and $29.1 million, respectively. As of December 31, 2015, the aggregate share-based payment expense remaining to be amortized to costs of revenues and operating expenses, over a weighted-average period of 1.3 years, was $84.7 million. We expect this share-based payment expense balance to be amortized as follows: $34.8 million during the remaining six months of fiscal 2016; $35.7 million during fiscal 2017; $11.3 million during fiscal 2018 and $2.9 million thereafter. The expected amortization reflects only outstanding share awards as of December 31, 2015. We expect to continue to issue share-based awards to our employees in future periods.
Research and development
Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contract software development costs and related overhead. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality and enhancing our cloud infrastructure.
We expect that, in the future, research and development expenses will increase as we invest in building the necessary employee and system infrastructure required to enhance existing, and support development of new, technologies and the integration of acquired businesses and technologies.
Marketing and sales
Marketing and sales expenses consist primarily of salaries and related expenses, including share-based payment expense, for our marketing employees, marketing programs and related overhead. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities to support our channel partners and resellers, track channel sales activity and ensure consistent product messaging in key global markets.
We plan to continue to invest in marketing and sales by expanding our global promotional activities, building brand awareness, attracting new customers and sponsoring additional marketing events. The timing of these marketing events, such as our annual and largest event, Atlassian Summit, will affect our marketing costs in a particular quarter.
General and administrative
General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources and management information systems personnel, as well as external legal, accounting and other, professional fees, other corporate expenses and related overhead.
We incurred additional expenses in order to become a publicly-traded company, and we expect to incur additional expenses associated with our operations as a publicly-traded company, including higher legal, corporate insurance and accounting costs as well as costs of achieving and maintaining compliance with public company regulations. We expect that in the future, general and administrative expenses will increase as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business.
Income taxes
Income taxes primarily consist of income taxes in the United Kingdom, Australia and the United States, as well as income taxes in certain foreign jurisdictions.
We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions.
Net income
Our net income in fiscal 2015 decreased from the prior fiscal year as we continue to make significant investments in research and development and technology infrastructure for our cloud-based offerings, expand our operations globally and develop new products and features for and enhancements of our existing products. As a result of these significant investments, as well as share-based payment expense associated with our growth, we may not achieve IFRS net income in future periods.

Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
	(U.S. $ in thousands)
Revenues
Subscription	$33,911	$20,083	$64,378	$37,259
Maintenance	53,508	38,451	103,862	73,203
Perpetual license	15,645	14,321	31,146	27,238
Other	6,642	2,971	12,142	6,048
Total revenues	109,706	75,826	211,528	143,748
Cost of revenues (1) (2)	18,473	12,354	34,893	24,200
Gross profit	91,233	63,472	176,635	119,548
Operating expenses
Research and development (1)	47,846	31,543	93,306	60,768
Marketing and sales (1) (2)	21,713	16,988	37,975	28,985
General and administrative (1)	18,307	10,821	34,909	23,241
Total operating expenses	87,866	59,352	166,190	112,994
Operating income	3,367	4,120	10,445	6,554
Other non-operating income (expense), net	(181)	(908)	(784)	(2,127)
Finance income	123	81	169	154
Finance costs	(49)	(16)	(57)	(32)
Income before income tax benefit	3,260	3,277	9,773	4,549
Income tax benefit	1,805	1,734	374	4,045
Net income	$5,065	$5,011	$10,147	$8,594
______________________________

(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$1,301	$739	$2,507	$1,191
Research and development	7,777	6,181	13,698	10,813
Marketing and sales	3,064	1,784	5,806	2,926
General and administrative	2,910	953	7,137	2,653

(2)    Amounts include amortization of acquired intangibles, as follows:

Cost of revenues	$1,830	$1,529	$3,575	$3,151
Marketing and sales	22	8	43	16

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenues:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Revenues
Subscription	31%	26%	30%	26%
Maintenance	49	51	49	51
Perpetual license	14	19	15	19
Other	6	4	6	4
Total revenues	100	100	100	100
Cost of revenues	17	16	16	17
Gross profit	83	84	84	83
Operating expenses
Research and development	43	43	44	42
Marketing and sales	20	22	18	20
General and administrative	17	14	17	16
Total operating expenses	80	79	79	78
Operating income	3	5	5	5
Other non-operating income (expense), net	—	(1)	—	(2)
Finance income	—	—	—	—
Finance costs	—	—	—	—
Income before income tax benefit	3	4	5	3
Income tax benefit	2	3	—	3
Net income	5%	7%	5%	6%
Three Months Ended December 31, 2015 and 2014
Revenues

	Three Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Subscription	$33,911	$20,083	$13,828	69%
Maintenance	53,508	38,451	15,057	39
Perpetual license	15,645	14,321	1,324	9
Other	6,642	2,971	3,671	124
Total revenues	$109,706	$75,826	$33,880	45

Total revenues increased $33.9 million, or 45%, in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the three months ended December 31, 2015, over 90% was attributable to sales to customer accounts existing on or before September 30, 2015. Our number of total customers increased from 42,780 at December 31, 2014 to 54,262 at December 31, 2015. Additionally, we attribute approximately 12 of the 45 percentage points of the increase in total revenues in the quarter ended December 31, 2015 to customers who made purchases under new pricing plans that were introduced in calendar year 2012. The grandfathering of these historical pricing changes has concluded at December 31, 2015, however we expect to receive a continuing but diminishing benefit through the remainder of fiscal year 2016.

Subscription revenues increased $13.8 million, or 69%, in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. The increase in subscription revenues was attributable to additional subscriptions from our existing customer base. As customers increasingly adopt cloud-based, subscription services for their business needs, we expect our subscription revenues to continue to increase at a rate higher than the rate of increase of our perpetual license revenues in future periods.
Maintenance revenues increased $15.1 million, or 39%, in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. The increase in maintenance revenues was attributable to a growing customer base renewing software maintenance contracts.
Perpetual license revenues increased $1.3 million, or 9%, in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. A substantial majority of the increase in perpetual license revenues was attributable to additional licenses to existing customers.
Other revenues increased $3.7 million, or 124%, in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. The increase in other revenues was primarily attributable to a $2.4 million increase in revenue from sales of third-party add-ons and extensions through Atlassian Marketplace. Also contributing to the increase was an additional $1.2 million in trainings delivered and training credits that expired.
Total revenues by geography were as follows:

	Three Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Americas	$55,755	$38,163	$17,592	46%
Europe	42,932	30,144	12,788	42
Asia Pacific	11,019	7,519	3,500	47
	$109,706	$75,826	$33,880	45

Cost of Revenues

	Three Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Cost of revenues	$18,473	$12,354	$6,119	50%
Gross profit	83%	84%
Cost of revenues increased $6.1 million, or 50%, in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. The overall increase was primarily due to increased depreciation expense and other hosting costs associated with our data centers of $2.4 million, increased compensation expense for employees and contractors of $2.1 million, which included an increase of $0.6 million in share-based payment expense, an increase in facilities and related overhead costs of $0.5 million and increased credit card processing fees of $0.4 million. We increased our headcount during the period to meet the higher demand for support services from our customers. We intend to continue to invest in our cloud infrastructure and data center capacity. Additionally, the amortization of acquired intangible assets will increase if we acquire additional businesses and technologies.

Operating Expenses
Research and development

	Three Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Research and development	$47,846	$31,543	$16,303	52%

Research and development expenses increased $16.3 million, or 52%, in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $11.8 million, which included an increase of $1.6 million in share-based payment expenses, an increase of $2.4 million in facilities and related overhead costs to support our employees, an increase of $1.3 million in internal hosting costs for development and an increase of $0.8 million in professional and outside services. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional employees and technology to support the development, improvement and integration of technologies.
Marketing and sales

	Three Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Marketing and sales	$21,713	$16,988	$4,725	28%

Marketing and sales expenses increased $4.7 million, or 28%, for the three months ended December 31, 2015 compared to the three months ended December 31, 2014.
Marketing and sales expenses increased primarily due to an increase of $4.0 million in employee-related costs, which included a increase of $1.3 million in share-based payment expenses, an increase of $0.7 million in facilities and related overhead costs and an increase of $0.5 million in professional and outside services offset by a decrease of $0.6 million of advertising, marketing and event costs. Our marketing and sales headcount increased during the period as a result of hiring additional marketing personnel and support personnel to expand our relationship with our existing customers. We plan to continue to invest in marketing and sales by expanding our global promotional activities, building brand awareness, attracting new customers and sponsoring additional marketing events.
General and administrative

	Three Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
General and administrative	$18,307	$10,821	$7,486	69%
General and administrative expenses increased $7.5 million, or 69%, in the three months ended December 31, 2015 compared to the three months ended December 31, 2014. The increase was primarily due to an increase of $5.6 million in compensation expense for employees and contractors, which included an increase of $2.0 million in share-based payment expenses, and an increase of $1.3 million in professional and outside services. Our general and administrative headcount increased during the period as we added personnel to support our growth and increased compliance costs related to being a public company. We expect that general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business.

Income tax benefit

	Three Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Income tax benefit	$1,805	$1,734	$71	4%
Effective tax rate	*	*
______________________________
*    Not meaningful
We reported a tax benefit of $1.8 million on pretax income of $3.3 million for the three months ended December 31, 2015, while we reported a tax benefit of $1.7 million on pretax income of $3.3 million for the three months ended December 31, 2014. Our effective tax rate substantially differed from the United Kingdom income tax rate of 20% primarily due to the recognition of significant permanent differences during the three months ended December 31, 2015 and 2014. Significant permanent differences included non-assessable non-operating income, foreign tax credits not utilized, nondeductible share-based payment expense, research and development incentives and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate (Australia and the United States).
Six Months Ended December 31, 2015 and 2014
Revenues

	Six Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Subscription	$64,378	$37,259	$27,119	73%
Maintenance	103,862	73,203	30,659	42
Perpetual license	31,146	27,238	3,908	14
Other	12,142	6,048	6,094	101
Total revenues	$211,528	$143,748	$67,780	47
Total revenues increased $67.8 million, or 47%, in the six months ended December 31, 2015 compared to the six months ended December 31, 2014. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the six months ended December 31, 2015, over 90% was attributable to sales to customer accounts existing on or before June 30, 2015. Our number of total customers increased to 54,262 at December 31, 2015 from 42,780 at December 31, 2014 . Additionally, we attribute approximately 13 of the 47 percentage points of the increase in total revenues in the six months ended December 31, 2015 to customers who made purchases under new pricing plans that were introduced in calendar year 2012. The grandfathering of these historical pricing changes has concluded at December 31, 2015, however we expect to receive a continuing but diminishing benefit through the remainder of fiscal year 2016.
Subscription revenues increased $27.1 million, or 73%, in the six months ended December 31, 2015 compared to the six months ended December 31, 2014. The increase in subscription revenues was attributable to additional subscriptions from our existing customer base. As customers increasingly adopt cloud-based, subscription services for their business needs, we expect our subscription revenues to continue to increase at a rate higher than the rate of increase of our perpetual license revenues in future periods.
Maintenance revenues increased $30.7 million, or 42%, in the six months ended December 31, 2015 compared to the six months ended December 31, 2014. The increase in maintenance revenues was attributable to a growing customer base renewing software maintenance contracts.
Perpetual license revenues increased $3.9 million, or 14%, in the six months ended December 31, 2015 compared to the six months ended December 31, 2014. A substantial majority of the increase in perpetual license revenues was attributable to additional licenses to existing customers.

Other revenues increased $6.1 million, or 101%, in the six months ended December 31, 2015 compared to the six months ended December 31, 2014. The increase in other revenues was primarily attributable to a $4.2 million increase in revenue from sales of third-party add-ons and extensions through the Atlassian Marketplace. Also contributing to the increase was an additional $1.6 million in trainings delivered and training credits that expired.
Total revenues by geography were as follows:

	Six Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Americas	$108,272	$73,148	$35,124	48%
Europe	81,829	56,242	25,587	45
Asia Pacific	21,427	14,358	7,069	49
	$211,528	$143,748	$67,780	47
Cost of Revenues

	Six Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Cost of revenues	$34,893	$24,200	$10,693	44%
Gross profit	84%	83%
Cost of revenues increased $10.7 million, or 44%, in the six months ended December 31, 2015 compared to the six months ended December 31, 2014. The overall increase was primarily due to increased depreciation expense and other hosting costs associated with our data centers of $4.2 million, increased compensation expense for employees and contractors of $3.9 million, which included an increase of $1.3 million in share-based payment expense, increased credit card processing fees of $1.0 million and an increase in related overhead of $0.6 million. We increased our headcount during the period to meet the higher demand for support services from our customers. We intend to continue to invest in our cloud infrastructure and data center capacity. Additionally, the amortization of acquired intangible assets will increase if we acquire additional businesses and technologies.
Operating Expenses
Research and development

	Six Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Research and development	$93,306	$60,768	$32,538	54%
Research and development expenses increased $32.5 million, or 54%, in the six months ended December 31, 2015 compared to the six months ended December 31, 2014. The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $23.7 million, which included an increase of $2.9 million in share-based payment expenses, an increase of $4.2 million in facilities and related overhead costs to support our employees and an increase of $2.4 million in internal hosting costs for development. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional employees and technology to support the development, improvement and integration of technologies.
Marketing and sales

	Six Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Marketing and sales	$37,975	$28,985	$8,990	31%
Marketing and sales expenses increased $9.0 million, or 31%, for the six months ended December 31, 2015, compared to the six months ended December 31, 2014. Marketing and sales expenses increased primarily due to an increase of $8.5 million in employee-related costs, which included an increase of $2.9 million in share-based payment expenses, an increase of $1.2 million in facilities and related overhead costs and an increase of $1.0 million in professional and outside services, offset by a decrease of $2.0 million of advertising, marketing and event costs. Our marketing and sales headcount increased during the period as a result of hiring additional marketing personnel and support personnel to expand our relationship with our existing customers. We plan to continue to invest in marketing and sales by expanding our global promotional activities, building brand awareness, attracting new customers and sponsoring additional marketing events.
General and administrative

	Six Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
General and administrative	$34,909	$23,241	$11,668	50%
General and administrative expenses increased $11.7 million, or 50%, in the six months ended December 31, 2015, compared to the six months ended December 31, 2014. The increase was primarily due to an increase of $9.6 million in compensation expense for employees and contractors, which included an increase of $4.5 million in share-based payment expenses, and an increase of $1.9 million in professional and outside services. Our general and administrative headcount increased during the period as we added personnel to support our growth and increased compliance costs related to being a public company. We expect that general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business.
Income tax benefit

	Six Months Ended December 31,
	2015	2014	$ Change	% Change
	($ in thousands)
Income tax benefit	$374	$4,045	$(3,671)	*
Effective tax rate	*	*
______________________________
*    Not meaningful
We reported a tax benefit of $0.4 million on pretax income of $9.8 million for the six months ended December 31, 2015, while we reported a tax benefit of $4.0 million on pretax income of $4.5 million for the six months ended December 31, 2014. Our effective tax rate substantially differed from the United Kingdom income tax rate of 20% primarily due to the recognition of significant permanent differences during the six months ended December 31, 2015 and 2014. Significant permanent differences included a non-assessable non-operating item, foreign tax credits not utilized, nondeductible share-based payment expense, research and development incentives and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate (Australia and the United States).
Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through cash flows generated by operations. At December 31, 2015, we had cash and cash equivalents totaling $570.3 million, short-term investments totaling $111.7 million and trade and other receivables totaling $18.3 million.

Our cash flows from operating activities, investing activities and financing activities for the three and six months ended December 31, 2015 and 2014 were as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
	(U.S. $ in thousands)
Net cash provided by operating activities	$31,899	$34,487	$46,303	$44,141
Net cash used in investing activities	(100,336)	(8,818)	(92,334)	(17,964)
Net cash provided by financing activities	430,088	286	429,554	740
Effect of exchange rate changes on cash and cash equivalents	285	(415)	(349)	(1,111)
Net increase in cash and cash equivalents	$361,936	$25,540	$383,174	$25,806
At December 31, 2015, our cash and cash equivalents were held for working capital purposes, a majority of which was held in money market funds and cash deposits. We expect to increase our capital expenditures to support the growth in our business and operations, such as new office build-outs. We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.
Cash provided by operating activities has historically been affected by the amount of net income adjusted for non-cash expense items such as depreciation and amortization, amortization of acquired intangibles and expense associated with share-based awards, the timing of employee-related costs such as bonus payments, collections from our customers, which is our largest source of operating cash flows, and changes in other working capital accounts.
Our working capital accounts consist of trade and other receivables and prepaid expenses and other current assets. Claims against working capital include trade and other payables, provisions and other non-current liabilities. Our working capital may be impacted by various factors in future periods, such as billings to customers for subscriptions, licenses and maintenance services and the subsequent collection of those billings or the amount and timing of certain expenditures.
Net cash provided by operating activities was $46.3 million in the six months ended December 31, 2015, as a result of income before income tax of $9.8 million adjusted by non-cash charges including a net increase of $5.2 million in our operating assets and liabilities, depreciation and amortization of $9.9 million and share-based payment expense of $29.1 million. The increase in our operating assets and liabilities was primarily attributable to a $14.3 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, offset by a $4.7 million decrease in trade and other payables, provisions and other non-current liabilities and a $4.3 increase in trade and other receivables. Net cash provided by operating activities was also impacted by income tax paid, net of refunds, of $8.2 million.
Net cash provided by operating activities was $44.1 million in the six months ended December 31, 2014, as a result of income before income tax of $4.5 million adjusted by non-cash charges including a net increase of $14.9 million in our operating assets and liabilities, depreciation and amortization of $7.1 million and share-based payment expense of $17.6 million. The increase in our operating assets and liabilities was primarily attributable to a $17.5 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, offset by a $1.8 million decrease in trade and other payables, provisions and other non-current liabilities. Net cash provided by operating activities was also impacted by income tax paid, net of refunds of $1.2 million.
Net cash used in investing activities for the six months ended December 31, 2015 and 2014 were $92.3 million and $18.0 million, respectively. Net cash used in investing activities during the six months ended December 31, 2015 was primarily related to purchases of short-term investments and deposits totaling $116.6 million, capital expenditures totaling $9.3 million to support the growth of our business, including hardware, software, equipment and leasehold improvements, offset by cash received from the maturing of short-term investments which totaled $34.6 million. Net cash used in investing activities during the six months ended December 31, 2014 was primarily related to purchases of short-term investments and deposits totaling $19.3 million, capital expenditures totaling $14.8 million to support the growth of our business, including hardware, software, equipment and leasehold improvements, and acquisitions totaling $3.3 million, offset by cash received from the maturing of several short-term investments which totaled $19.5 million.
The timing of certain capital expenditures, such as investments in our facilities and our data centers, that we had initially planned to occur in the three months ending December 31, 2015, we now expect to occur in the remaining six months of fiscal year 2016.
Net cash provided by financing activities was $429.6 million for the six months ended December 31, 2015, which consisted of $431.4 million of proceeds from the issuance of Class A ordinary shares from our IPO, net of offering costs, and $3.5 million of proceeds from exercises of employee share options, offset by taxes paid related to the net share settlement of equity awards of $5.4 million. Net cash provided by financing activities was $0.7 million for the six months ended December 31, 2014, which was due to $0.7 million of proceeds from exercises of employee share options.
Non-IFRS Financial Results
Management believes that the use of certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow, provides consistency and comparability with our past financial performance, facilitates period to period comparisons of results of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:
Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangibles.
Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangibles.
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangibles and related income tax effects on these items.
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consist of purchases of property, equipment and software. Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
We exclude expenses related to share-based compensation, amortization of acquired intangibles and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangibles and the tax effects of those items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and RSUs in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our IPO. We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and provide comparability.
Our management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	as a measure of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.
The following tables provide our reconciliations of non-IFRS financial measures of gross profit, operating income, net income and net income per diluted share and free cash flow to the most recent directly comparable financial measures calculated and presented in accordance with IFRS for the three and six months ended December 31, 2015 and 2014 (U.S. $ and shares in thousands, except for per share numbers):

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Gross profit:
IFRS gross profit	$91,233	$63,472	$176,635	$119,548
Plus: Share-based payment expense	1,301	739	2,507	1,191
Plus: Amortization of acquired intangibles	1,830	1,529	3,575	3,151
Non-IFRS gross profit	$94,364	$65,740	$182,717	$123,890

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Operating income:
IFRS operating income	$3,367	$4,120	$10,445	$6,554
Plus: Share-based payment expense	15,052	9,657	29,148	17,583
Plus: Amortization of acquired intangibles	1,852	1,537	3,618	3,167
Non-IFRS operating income	$20,271	$15,314	$43,211	$27,304

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Net income:
IFRS net income	$5,065	$5,011	$10,147	$8,594
Plus: Share-based payment expense	15,052	9,657	29,148	17,583
Plus: Amortization of acquired intangibles	1,852	1,537	3,618	3,167
Less: Income tax effects and adjustments	(2,859)	(1,936)	(5,424)	(3,956)
Non-IFRS net income	$19,110	$14,269	$37,489	$25,388

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Net income per share:
IFRS net income per share - basic	$0.03	$0.03	$0.06	$0.05
Plus: Share-based payment expense	0.10	0.07	0.20	0.13
Plus: Amortization of acquired intangibles	0.01	0.01	0.02	0.02
Less: Income tax effects and adjustments	(0.02)	(0.01)	(0.03)	(0.02)
Non-IFRS net income per share - basic	$0.12	$0.10	$0.25	$0.18
Weighted-average shares used in computing basic IFRS and Non-IFRS net income per share:	160,328	144,008	152,168	144,008

IFRS net income per share - diluted	$0.03	$0.03	$0.06	$0.05
Plus: Share-based payment expense	0.09	0.06	0.17	0.11
Plus: Amortization of acquired intangibles	0.01	0.01	0.02	0.02
Less: Income tax effects and adjustments	(0.02)	(0.01)	(0.03)	(0.02)
Non-IFRS net income per share - diluted	$0.11	$0.09	$0.22	$0.16
Weighted-average shares used in computing diluted Non-IFRS net income per share:	179,776	162,370	172,147	162,661

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net income per share:	165,730	145,493	155,576	145,493
Plus: Additional dilution from share options and RSUs granted in periods prior to IPO	14,046	16,877	16,571	17,168
Weighted-average shares used in computing diluted non-IFRS net income per share:	179,776	162,370	172,147	162,661

	Three Months Ended December 31,		Six Months Ended December 31,
	2015	2014	2015	2014
Free cash flow:
IFRS net cash provided by operating activities	$31,899	$34,487	$46,303	$44,141
Less: Capital expenditures	(3,133)	(8,760)	(9,288)	(14,838)
Free cash flow	$28,766	$25,727	$37,015	$29,303

RISK FACTORS
          A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this quarterly report, and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this quarterly report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially.

Risks Related to Our Business and Industry

Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
We have been growing rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow and our business would suffer.
We may not be able to sustain our revenue growth rate or maintain profitability in the future.
Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of our overall market or our failure to capitalize on growth opportunities. In addition, we expect expenses to increase substantially in the near term, particularly as we continue to make significant investments in research and development and technology infrastructure for our cloud offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products. In addition, in connection with operating as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. As a result of these significant investments, and in particular share-based compensation associated with our growth, we do not expect to achieve IFRS profitability in the near term and may not be able to achieve IFRS profitability in future periods. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.
The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.
The markets for our solutions are fragmented, rapidly evolving and highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft Corporation, IBM, Hewlett-Packard Company, Google, ServiceNow, salesforce.com, Zendesk and several smaller software vendors. In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Our competitors, particularly our larger competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, as we expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.
Many of our current and potential competitors have greater resources than we do with established marketing relationships, large enterprise salesforces, access to larger customer bases, pre-existing customer relationships, and major distribution agreements with consultants, system integrators and resellers. Additionally, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own internal collaboration and productivity software tools that would reduce or eliminate the demand for our solutions.
Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Some competitors, particularly new and emerging companies, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations and financial condition.
Our distribution model of offering and deploying our products via both the cloud and on premises increases our expenses, may impact revenue recognition timing and may pose other challenges to our business.
We offer and sell our products via both the cloud and on premises using the customer's own infrastructure. Our cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure and complete application control. Historically, our products were developed in the context of the on-premises offering, and we have less operating experience offering and selling our products via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to the cloud offering, and the cloud offering will become more central to our distribution model. As more of our customers transition to the cloud, we may be subject to additional competitive pressures, which may harm our business. Further, as more customers elect our cloud offering as opposed to our on-premises offerings, revenues from such customers is typically lower in the initial year, which may impact our near-term revenue growth rates. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a successful large, cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering that competes successfully against our current and future competitors and our business, results of operations and financial condition could be harmed.
Our business depends on our customers renewing their subscriptions and maintenance plans and purchasing additional licenses or subscriptions from us. Any decline in our customer retention or expansion would harm our future results of operations.
In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions and maintenance plans when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions or maintenance plans, and our customers may not renew subscriptions or maintenance plans with a similar contract period or with the same or greater number of users. Our customers do not enter into long-term contracts, rather they primarily have monthly or annual terms. Some of our customers have elected not to renew their agreements with us and it is difficult to accurately predict long-term customer retention.
Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our products, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers' spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base or the effects of global economic conditions. Although it is important to our business that our customers renew their subscriptions and maintenance plans when existing contract terms expire and that we expand our commercial relationships with our existing customers, given the volume of our customers, we do not track the retention rates of our individual customers. As a result, we may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms or fail to add more users, our revenue may decline or grow less quickly, which would harm our future results of operations and prospects.
If we are not able to develop new products and enhancements to our products that achieve market acceptance and that keep pace with technological developments, our business and results of operations would be harmed.
Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform and overall market acceptance. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations and financial condition would be harmed.
If we cannot continue to expand the use of our products beyond our initial focus on software developers, our ability to grow our business may be harmed.
Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our products to additional use cases beyond software developers. If we fail to predict customer demands or achieve further market acceptance of our products within these additional areas and teams, or if a competitor establishes a more widely adopted product for these applications, our ability to grow our business may be harmed.
We invest significantly in research and development, and to the extent our research and development investments do not translate into new products or material enhancements to our current products, or if we do not use those investments efficiently, our business and results of operations would be harmed.
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal 2014 and 2015, our research and development expenses were 37% and 44% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product or service we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product or service. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it would harm our business and results of operations.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In addition, we operate globally, sell our products to customers in more than 160 countries, and have employees in Australia, the United States, the United Kingdom, the Netherlands, the Philippines, Japan and Germany. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. Finally, our organizational structure is becoming more complex and we may need to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures to manage this complexity. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers.

If our current marketing model is not effective in attracting new customers, we may need to incur additional expenses to attract new customers and our business and results of operations could be harmed.
Unlike traditional enterprise software vendors, who rely on direct sales methodologies and face long sales cycles, complex customer requirements and substantial upfront sales costs, we utilize a viral marketing model to target new customers. Through this word-of-mouth marketing, we have been able to build our brand with relatively low sales and marketing costs. We also build our customer base through various online marketing activities as well as targeted web-based content and online communications. This strategy has allowed us to build a substantial customer base and community of users who use our products and act as advocates for our brand and solutions, often within their own corporate organizations. Attracting new customers and retaining existing customers requires that we continue to provide high-quality products at an affordable price and convince customers of our value proposition. If we do not attract new customers through word-of-mouth referrals, our revenue may grow more slowly than expected or decline. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers' satisfaction with our products, including as a result of actions outside of our control, could harm word-of-mouth referrals and our brand. If our customer base does not continue to grow through word-of-mouth marketing and viral adoption, we may be required to incur significantly higher sales and marketing expenses in order to acquire new subscribers, which could harm our business and results of operations.
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
Use of our solutions involve the storage, transmission and processing of our customers' proprietary data, including potentially personal or identifying information. Unauthorized access to, or security breaches of, our products could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we incur.
We have in the past experienced breaches of our security measures and our products are at risk for future breaches as a result of third-party action, or employee, vendor or contractor error or malfeasance.
Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on the products we offer, the proprietary data contained therein, and ultimately on our business.
One of our marketing strategies is to offer free trials or a limited free version or affordable starter license for certain products, and we may not be able to realize the benefits of this strategy.
We offer free trials, a limited free version or an affordable starter license for certain products in order to promote additional usage, brand and product awareness and adoption. Historically, a majority of users never convert to a paid version of our products from these free trials or limited free versions or upgrade beyond the starter license. Our marketing strategy also depends in part on persuading users who use the free trials, free version or starter license of our products to convince others within their organization to purchase and deploy our products. To the extent that these users do not become, or lead others to become, customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business may be harmed.
Our business model relies on a high volume of transactions and affordable pricing. As lower cost, competitive products are introduced into the marketplace, our ability to generate new customers could be harmed.
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. As competitors enter the market with low cost alternatives to our products, it may be increasingly more difficult for us to compete effectively and our ability to garner new customers could be harmed. We may also from time to time increase our prices. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
We derive, and expect to continue to derive, a substantial majority of our revenue from a limited number of software products.
We derive, and expect to continue to derive, a substantial majority of our revenue from our JIRA and Confluence products. Revenue generated from our JIRA and Confluence products comprised over two-thirds of our total revenues for each of the prior three fiscal years. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases, the timing of development and release of new products, features and functionality that are lower cost alternatives introduced by us or our competitors, technological changes and developments within the markets we serve and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations and financial condition could be harmed.
If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.
We operate Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, add-ons and extensions. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and believe that third-party add-ons and extensions from the Atlassian Marketplace facilitate greater usage and customization of our products. If these vendors and developers stop developing or supporting these add-ons and extensions that they sell on Atlassian Marketplace, our business could be harmed. In addition, third-party add-ons and extensions may not meet the same quality standards that we apply to our own development efforts and, to the extent they contain bugs or defects, they may create disruptions in our customers' use of our products, lead to data loss, damage our brand and reputation and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.
Interruptions or performance problems associated with our technology and infrastructure may harm our business and results of operations.
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading and payment of all our products. We have experienced, and may in the future experience, disruptions, data loss, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business would be harmed. Moreover, we depend on services from various third parties, such as Amazon Web Services and NTT Communications, to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.

Real or perceived errors, failures, vulnerabilities or bugs in our products could harm our business and results of operations.
Errors, failures, vulnerabilities or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors or failures of products, or other aspects of the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities or bugs in our products. Any such errors, failures, vulnerabilities or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities or bugs in our products could result in negative publicity, loss of customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
Any failure to offer high-quality product support may harm our relationships with our customers and our financial results.
In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient product support that meets our customers' needs globally at scale. The number of our customers has grown significantly and that will put additional pressure on our support organization. For example, the number of our customers has grown from 37,250 as of June 30, 2014 to 54,262 as of December 31, 2015. In order to meet these needs, we have relied in the past and will continue to rely on third-party contractors and self-service product support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party contractors and self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.
Our lack of a direct salesforce may impede the growth of our business.
We do not have a direct salesforce and our sales model does not include traditional, quota-carrying sales personnel. Although we believe our business model can continue to scale without a large enterprise salesforce, our viral marketing model may not continue to be as successful as we anticipate and the absence of a direct sales function may impede our future growth. As we continue to scale our business, a sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying and recruiting qualified sales personnel and training them would require significant time, expense and attention and would significantly impact our business model. In addition, adding sales personnel would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in sales and marketing expenses and maintain our profitability. If our lack of a direct salesforce limits us from reaching larger enterprise customers and growing our revenue and we are unable to hire, develop and retain talented sales personnel in the future, our revenue growth and results of operations may be harmed.
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow us, the price of our Class A ordinary shares could decline substantially. Factors that may cause our revenue, results of operations and cash flows to fluctuate from quarter to quarter include, but are not limited to:

•	our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers' requirements;

•	changes in our or our competitors' pricing policies and offerings;

•	new products, features, enhancements or functionalities introduced by our competitors;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	significant security breaches, technical difficulties or interruptions to our products;

•	the number of new employees added;

•	changes in foreign currency exchange rates or adding additional currencies in which our sales are denominated;

•	the amount and timing of acquisitions or other strategic transactions;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

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general economic conditions that may adversely affect either our customers' ability or willingness to purchase additional licenses, subscriptions and maintenance plans, delay a prospective customer's purchasing decision, reduce the value of new license, subscription or maintenance plans or affect customer retention;

•	the impact of new accounting pronouncements; and

•	the timing of the grant or vesting of equity awards to employees, directors or consultants.
Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, results of operations and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, results of operations and cash flows may not be meaningful and should not be relied upon as an indication of future performance.
If we are unable to develop and maintain successful relationships with channel partners, our business, results of operations and financial condition could be harmed.
We have established relationships with certain channel partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential channel partners that can drive substantial revenue and provide additional valued-added services to our customers. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our products. If we fail to identify additional channel partners, in a timely and cost-effective manner, or at all, or are unable to assist our current and future channel partners in independently distributing and deploying our products, our business, results of operations and financial condition could be harmed. If resellers do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be harmed.
If we are not able to maintain and enhance our brand, our business, results of operations and financial condition may be harmed.
We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our channel partners' marketing efforts, our ability to continue to develop high-quality products and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide reviews of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products, our brand may be harmed.
The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract potential customers, any of which would harm our business, results of operations and financial condition.
Our global operations subject us to risks that can harm our business, results of operations and financial condition.
A key element of our strategy is to operate globally and sell our products to customers across the world. Operating globally requires significant resources and management attention and will subject us to regulatory, economic, geographic and political risks. In particular, our global operations subject us to a variety of additional risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

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difficulties in enforcing contracts, including so-called “clickwrap” contracts that are entered into online, on which we have historically relied as part of our product licensing strategy, but which may be subject to additional legal uncertainty in some foreign jurisdictions;

•	increased financial accounting and reporting burdens and complexities;

•	requirements or preferences for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	communication and integration problems related to entering and serving new markets with different languages, cultures and political systems;

•	compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;

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compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the U.K. Bribery Act), import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

•	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	weak economic conditions in each country or region and general economic uncertainty around the world;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	difficulties in recruiting and hiring employees in certain countries;

•	the preference for localized software and licensing programs;

•	the preference for localized language support;

•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.
Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our products and could harm our business, results of operations and financial condition.
We depend on our executive officers and other key employees and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, operations, security, marketing, IT, support and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our co-chief executive officers, or key employees could harm our business.
In addition, in order to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in Sydney, Australia, the San Francisco Bay Area, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and SaaS applications. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. In particular, recruiting and hiring senior product engineering personnel to work in our Sydney, Australia office, where our product team is concentrated, has been, and we expect to continue to be, challenging. If we are unable to hire talented product engineering personnel, we may be unable to scale our operations or release new products in a timely fashion and, as a result, customer satisfaction with our products may decline.
Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, these employers may attempt to assert that the employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the value or perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations and financial condition could be harmed.
Acquisitions of other businesses, products or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We have completed a number of acquisitions and expect to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.
Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, their software and services are not easily adapted to work with our products, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by users, customers, developers or investors.

Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our existing shareholders;

•	use cash that we may need in the future to operate our business;

•	incur large charges, expenses or substantial liabilities;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation, impairment or deferred compensation charges.
Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovative approach, creativity and teamwork fostered by our culture and our business could be harmed.
We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork and an emphasis on customer-focused results. In addition, we believe that our culture creates an environment that drives and perpetuates our product strategy and low-cost distribution approach. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy.
We face exposure to foreign currency exchange rate fluctuations.
While we sell our products exclusively in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. Because a large percentage of our expenses are denominated in the Australian dollar and due to the Australian dollar's recent weakening position relative to the U.S. dollar, our results of operations were positively impacted by foreign currency rate fluctuations in recent periods. However, this may not continue, and future fluctuations could negatively impact our results of operations. In addition, in the future, we may transact in non-U.S. dollar currencies for our products, and, accordingly, future changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
We do not currently maintain a meaningful program to hedge exposures in non-U.S. dollar currencies. Moreover, other than our U.S. subsidiaries, our subsidiaries maintain net assets that are denominated in currencies other than the U.S. dollar. In the future, we may use derivative instruments, such as non-U.S. dollar currency forward and option contracts, to hedge certain exposures to fluctuations in non-U.S. dollar currency exchange rates. The use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in non-U.S. dollar exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
We are subject to government regulation, including import, export, economic sanctions and anti-corruption laws and regulations, that may expose us to liability and increase our costs.
Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce's Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products and the provision of services, including by our partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services.

Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions, may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.
We recognize certain revenue streams over the term of our subscription and maintenance contracts. Consequently, downturns in new sales may not be immediately reflected in our results of operations and may be difficult to discern.
We generally recognize subscription and maintenance revenue from customers ratably over the terms of their contracts. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription and maintenance plans entered into during previous quarters. Consequently, a decline in new or renewed licenses, subscriptions and maintenance plans in any single quarter may only have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of certain of our customer agreements. Our subscription and maintenance revenue also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from certain new customers must be recognized over the applicable term.
If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others, our products may become less marketable, less competitive, or obsolete and our results of operations would be harmed.
Our products must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our products to be able to easily integrate with third-party SaaS applications, including the applications of software providers that compete with us, through the interaction of application programming interfaces, or APIs. In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on a long-term written contract to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business may be harmed if any provider of such software systems:

•	discontinues or limits our access to its APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

•	changes how customer information is accessed by us or our customers;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.
We believe a significant component of our value proposition to customers is the ability to optimize and configure our products with these third-party SaaS applications through our respective APIs. If we are not permitted or able to integrate with these and other third-party SaaS applications in the future, demand for our products could be harmed and our business and results of operations would be harmed.
In addition, an increasing number of individuals within organizations are utilizing mobile devices to access the Internet and corporate resources and to conduct business. We have designed and continue to design mobile applications to provide access to our products through these devices. If we cannot provide effective functionality through these mobile applications as required by organizations and individuals that widely use mobile devices, we may experience difficulty attracting and retaining customers. Failure of our products to operate effectively with future infrastructure platforms and technologies could also reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our results of operations may be harmed.
Because our products can be used to collect and store personal information, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products.
Personal privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we offer our products. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of federal agencies and state attorneys general and consumer protection agencies. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Data Protection Directive, established in the European Union and data protection legislation of the individual member states subject to the Directive. The Data Protection Directive will likely be replaced in time with the pending European General Data Protection Regulation which may impose additional obligations and risk upon our business. In many jurisdictions enforcement actions and consequences for non-compliance are also rising.
If we are not able to comply with certain regulations or produce various certifications, such as SOC2, which is an audited report on the effectiveness of a service organization's internal controls regarding the security, availability, processing integrity, confidentiality and data privacy maintained by the organization, our business and reputation may be harmed. As a result of the October 6, 2015 European Union Court of Justice (“ECJ”) opinion in Schrems v. Data Protection Commissioner which invalidated the U.S.-EU Safe Harbor Framework as a means of legitimizing transfers of personal data from the European Economic Area (“EEA”) to the United States, we may be unsuccessful in establishing legitimate means for transferring personal data from the EEA to our locations in the United States, or we may experience hesitancy, reluctance or refusal by European or multi-national customers to continue to use our services due to the perceived potential risk exposure and additional costs to such customers. We and our customers are at risk of enforcement actions taken by an European Union data protection authority until such point in time that we ensure that all data transfers to us from the EEA are legitimized. Despite actions we have taken or will be taking to address the changes brought on by the ECJ opinion, we may be unsuccessful in establishing a conforming means of transferring data from the EEA due to ongoing legislative activity that could vary the current data protection landscape. As we expand into new industries and grow our customer base, we will need to comply with these and other new requirements. If we cannot comply or if we incur a violation in one or more of these requirements, some customers may be limited in their ability to purchase our products, our growth could be harmed and we could incur significant liabilities.
In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Further, our customers may require us to comply with more stringent privacy and data security contractual requirements or obtain certifications that we do not currently have and any failure to obtain these certifications could reduce the demand for our products. If we were required to obtain additional industry certifications, we would incur significant additional expenses and we would have to divert resources which could slow the release of new products, all of which could harm our ability to effectively compete.

Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. Any inability to adequately address privacy and data security concerns, even if unfounded, or comply with applicable privacy or data security laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.
Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our products.
We may be sued by third parties for alleged infringement or misappropriation of their proprietary rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or using certain technologies, require us to implement expensive work-arounds or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. In addition, we may incur substantial costs to resolve claims or litigation, whether or not successfully asserted against us, which could include payment of significant settlement, royalty or license fees, modification of our products or refunds to customers of fees. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products, and harm our business, results of operations and financial condition.
We use open source software in our products that may subject our products to general release or require us to re-engineer our products, which may harm our business.
We use open source software in our products and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source software licenses. Consequently, there is a risk that the owners of the copyrights in such open source software may claim that the open source licenses governing their use impose certain conditions or restrictions on our ability to use the software that we did not anticipate. Such owners may seek to enforce the terms of the applicable open source license, including by demanding release of the source code for the open source software, derivative works of such software, or, in some cases, our proprietary source code that uses or was developed using such open source software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our products, any of which could result in reputational harm and would harm our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our products or incur additional costs to comply with the changed license terms or to replace the affected open source software. Although we have implemented policies and tools to regulate the use and incorporation of open source software into our products, we cannot be certain that we have not incorporated open source software in our products in a manner that is inconsistent with such policies.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
Our success and ability to compete depend in part upon our intellectual property. We primarily rely on a combination of patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. In any event, in order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights.
For example, in order to promote the transparency and adoption of our downloadable software, we provide our customers with the ability to request a copy of the source code of those products, which they may customize for their internal use under limited license terms, subject to confidentiality and use restrictions. If any of our customers misuses or distributes our source code in violation of our agreements with them, or anyone else obtains access to our source code, it could cost us significant time and resources to enforce our rights and remediate any resulting competitive harms.
Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and our business.
We may require additional capital to support our operations or the growth of our business and we cannot be certain that we will be able to secure this capital on favorable terms, or at all.
We may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of license, subscription or maintenance revenue for our products, or unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.
Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could harm our results of operations.
We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest, or future requirements may harm our results of operations.

Our global operations and structure subject us to potentially adverse tax consequences.
We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. A change in our global operations could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.
We restructured our corporate entities in 2014 and, as a result, our parent entity is now a company organized in the United Kingdom. Certain government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Co-operation and Development has initiated a base erosion and profit shifting project which seeks to establish certain international standards for taxing the worldwide income of multinational companies. As a result of these developments, the tax laws of certain countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our cash flows, results of operations and financial position.
Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could harm our business.
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been harmed by “viruses,” “worms,” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our products could decline.
We are exposed to credit risk and fluctuations in the market values of our investment portfolio.
Given the global nature of our business, we have diversified U.S. and non-U.S. investments. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk or other factors. As a result, the value and liquidity of our investments may fluctuate substantially. Therefore, although we have not realized any significant losses on our investments, future fluctuations in their value could result in a significant realized loss.
Catastrophic events may disrupt our business.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence in San Francisco, California and we operate or utilize data centers that are located in northern California and Virginia. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
Additionally, we rely on our network and third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver products to our customers would be impaired.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.
Adverse economic conditions could negatively impact our business.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. In addition, the market adoption of our products and our revenue is dependent on the number of users of our products. To the extent that weak economic conditions reduce the number of personnel providing development or engineering services or that limit the available budgets within organizations for software products, demand for our products may be harmed. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their information technology budgets, which would limit our ability to grow our business and harm our results of operations.
Risks Related to Ownership of Our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our co-chief executive officers and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. Shareholders who hold our Class B ordinary shares collectively hold approximately 96.5% of the voting power of our outstanding share capital and in particular, our co-chief executive officers, Messrs. Cannon-Brookes and Farquhar, collectively hold 86.4% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class A ordinary shares.
Future transfers by holders of our Class B ordinary shares will generally result in those shares converting into our Class A ordinary shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B ordinary shares into our Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term. If, for example, Messrs. Cannon-Brookes and Farquhar retain a significant portion of their holdings of our Class B ordinary shares for an extended period of time, they will control a significant portion of the voting power of our share capital for the foreseeable future. As members of our board of directors, Messrs. Cannon-Brookes and Farquhar each owe statutory and fiduciary duties to us and must act in good faith and in a manner they consider would be most likely to promote the success of the company for the benefit of shareholders as a whole. As shareholders, Messrs. Cannon-Brookes and Farquhar are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally.
The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance resulting in substantial losses for our Class A ordinary shareholders.
The trading price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance. The market price of our Class A ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•
failure of securities analysts to initiate or maintain coverage of our company, publication of inaccurate or unfavorable research about our business, changes in financial estimates or ratings changes by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

•	any major change in our board of directors or management;

•	additional Class A ordinary shares being sold into the market by us or our existing shareholders or the anticipation of such sales;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.
In addition, the stock markets, and in particular the market on which our Class A ordinary shares are listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations and financial condition.
Substantial future sales of our Class A ordinary shares could cause the market price of our Class A ordinary shares to decline.
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, a large number of our Class A ordinary shares becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. We have 56,591,034 outstanding Class A ordinary shares and 155,803,022 Class B ordinary shares, based on the number of shares outstanding as of December 31, 2015. As a result of market stand-off agreements and provisions in our articles of association, 190,393,988 shares are subject to restrictions on their sale for a period of up to 180 days after December 9, 2015, subject to certain exceptions. In addition, we, our executive officers, directors and holders of substantially all of our shares have agreed that, subject to certain exceptions, for a period of up to 180 days from December 9, 2015, we and they will not, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our company; provided, however, that our current non-executive employees will be entitled to sell, subject to securities law limitations, approximately 4.9 million Class A ordinary shares (based upon the securities held by our non-executive employees as of December 31, 2015) beginning on the date that is at least two business days following our earnings release reporting our fiscal quarter ending March 31, 2016, provided that such date is at least 135 days following December 9, 2015. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, at their discretion, release any of the securities subject to these lock-up agreements at any time.
Additionally, the shares subject to outstanding options and RSU awards under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

The holders of an aggregate of approximately 13.1 million shares of our Class A ordinary shares and 154.2 million Class B ordinary shares as of December 31, 2015 have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders.
We have also registered Class A ordinary shares that we issue under our employee equity incentive plans. These shares may be sold freely in the public market upon issuance, subject to certain market stand-off or lock-up agreements.
Sales of our Class A ordinary shares as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A ordinary shares to fall and make it more difficult for you to sell our Class A ordinary shares.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the federal securities laws, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being immediately required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile. We may remain an “emerging growth company” until the last day of the fiscal year following the five-year anniversary of our IPO, although if the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the end of the second quarter of a fiscal year prior to the five-year anniversary, we would cease to be an “emerging growth company” as of the following December 31.
The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive officers and qualified board members.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” or if we were to lose our status as a “foreign private issuer” as discussed below. The Exchange Act requires, among other things, that we file annual reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. We will be required to disclose changes made in our internal control and procedures on a quarterly basis and we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after our IPO. However, our independent registered public accounting firm will not be required to formally audit and attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company”. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. In addition, the pressures of operating a public company may divert management's attention to delivering short-term results, instead of focusing on long-term strategy.
As a public company it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation and leadership development committee, and qualified executive officers.
If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares may be harmed.
As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We will also be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
We do not expect to declare dividends in the foreseeable future.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price, which may never occur.
Risks Related to being a Foreign Private Issuer or an English Company
As a foreign private issuer, we are permitted to report our financial results under IFRS, are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the United Kingdom, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
We are a “foreign private issuer,” as defined in the SEC's rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC's Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. If some investors find our Class A ordinary shares less attractive because of these exemptions, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in the United Kingdom, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in the United Kingdom. Accordingly, there will be less publicly available information concerning our company than there would be if we were a public company organized in the United States.
In addition, we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the NASDAQ listing standards. This may afford less protection to holders of our Class A ordinary shares than U.S. regulations.
As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow English corporate law and the Companies Act 2006 (“Companies Act”) with regard to certain aspects of corporate governance in lieu of certain requirements under the NASDAQ listing standards.
A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the NASDAQ listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices differ in significant respects from the corporate governance requirements applicable to U.S. domestic issuers listed on the NASDAQ Global Select Market and may, therefore, afford less protection to holders of our Class A ordinary shares.
We may rely on exemptions available under the NASDAQ listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ listing standards.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
In order to maintain our current status as a foreign private issuer, either (1) a majority of voting power of our shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States, and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC rules to prepare our financial statements in accordance with GAAP and modify certain of our corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
Provisions contained in our articles of association and under the laws of England may frustrate or prevent an attempt to obtain control of us.
Provisions in our articles of association, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of association include provisions that:

•
specify that general meetings of our shareholders can be called only by our board of directors, the chair of our board of directors, or one of our co-chief executive officers (or otherwise by shareholders in accordance with the Companies Act); and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.
Provisions of the laws of England may also have the effect of delaying or preventing a change of control or changes in our management. The Companies Act includes provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent; and

•	require the approval of the holders of at least 75% of the voting power of our outstanding shares to amend the provisions of our articles of association.
These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

In addition, because we are a public limited company whose registered office is in the United Kingdom, we may become subject to the U.K. City Code on Takeovers and Mergers (“Takeover Code”) which is issued and administered by the U.K. Panel on Takeovers and Mergers (“Takeover Panel”). The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (and for these purposes NASDAQ does not fall within the definition of regulated market or multilateral trading facility), or to an offer for a public company whose registered office is in the United Kingdom if the company is considered by the Takeover Panel to have its place of central management and control in the United Kingdom. Although we believe that the Takeover Code does not apply to us, the Takeover Panel will be responsible for determining whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors and where they are resident.
If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, or if at that time we have our shares admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a regulated market in one or more member states of the European Economic Area), we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona-fide competing bidders.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of Class A ordinary shares are governed by English law, including the provisions of the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized under Delaware law.
Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights if we increase our share capital.
Under the Companies Act, our shareholders generally have the right to subscribe and pay for a sufficient number of our shares to maintain their relative ownership percentages prior to the issuance of any new shares in exchange for cash consideration. Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights unless securities laws have been complied with in such jurisdictions with respect to such rights and the related shares, or an exemption from the requirements of the securities laws of these jurisdictions is available. We currently do not intend to register the Class A ordinary shares under the laws of any jurisdiction other than the United States, and no assurance can be given that an exemption from the securities laws requirements of other jurisdictions will be available to shareholders in these jurisdictions. To the extent that such shareholders are not able to exercise their pre-emptive rights, the pre-emptive rights would lapse and the proportional interests of such shareholders would be reduced.
Further, the Companies Act provides that in certain circumstances the pre-emptive rights available to shareholders can be overridden, including where there is an issue of shares for non-cash consideration or the disapplication of the pre-emptive rights is approved by the holders of at least 75% of our outstanding shares. Our shareholders have approved the disapplication of these pre-emptive rights for a period of five years from our fiscal 2015 annual shareholder meeting.
U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.
We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder's holding period in the shares.

U.S. investors may have difficulty enforcing civil liabilities against us, our directors or executive officers.
Under English law, a director owes various statutory and fiduciary duties to us, and not, except in certain limited circumstances, to shareholders. This means that under English law generally we, rather than the shareholders, are the proper claimant in an action in respect of a wrong done to us by a director. Notwithstanding this general position, the Companies Act provides that a court may allow a shareholder to bring a derivative claim, which is an action in respect of and on behalf of us, in respect of a cause of action arising from a director's negligence, default, breach of duty or breach of trust. The ability to bring a derivative claim is, however, subject to compliance with a number of procedural requirements which may in practice be difficult for shareholders to comply with.
We are a public limited company incorporated under the laws of England. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of our assets and a substantial portion of the assets of such directors and executive officers, are located outside the United States. As a result, it may be difficult for an investor to serve legal process on us or our directors and executive officers or have any of them appear in a U.S. court.
It may not be possible to bring proceedings or enforce a judgment of a U.S. court in respect of civil liabilities predicated on the U.S. federal securities laws in England. The English courts will not enforce, either directly or indirectly, a penal, revenue or other public law of a foreign state. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England. An award of damages is usually considered to be punitive if it does not seek to compensate the claimant for loss or damage suffered and is instead intended to punish the defendant. In addition to public policy aspects of enforcement, the enforceability of any judgment in England will depend on the particular facts of the case such as the nature of the judgment and whether the English court considered the U.S. court to have had jurisdiction. It will also depend on the laws and treaties in effect at that time. The United States and the United Kingdom do not currently have a treaty or convention providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, to enforce a judgment of a U.S. court, the party seeking to enforce the judgment must bring an action at common law in respect of the amount due under the judgment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	February 10, 2016	Atlassian Corporation Plc

/S/ MURRAY DEMO
Murray Demo Chief Financial Officer (Principal Financial Officer)